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                                                                   EXHIBIT 99.19

                                  BY LAW NO. 1

                                       OF

                               TRIZEC CANADA INC.

                               (THE "CORPORATION")

                              1. REGISTERED OFFICE

1.1 The registered office of the Corporation shall be in any province of Canada specified in the articles of the Corporation and at such location therein as the directors may from time to time determine.

                                  2. DIRECTORS

2.1 Number and Quorum. The number of directors, or the minimum and maximum number of directors of the Corporation, is set out in the articles of the Corporation. At least twenty-five percent of the directors of the Corporation must be resident Canadians. However, if a Corporation has less than four directors, at least one director must be a resident Canadian. The number of directors shall be not fewer than three, at least two of whom are not officers or employees of the Corporation or its affiliates. A majority of the number of directors shall constitute a quorum for the transaction of business at any meeting of directors.

2.2 Qualification. No person shall be qualified to be a director if such person is less than eighteen years of age; if such person is of unsound mind and has been so found by a court in Canada or elsewhere; or if such person has the status of a bankrupt; or if such person is not an individual.

2.3 Election and Term of Office. Directors shall be elected at each annual meeting of shareholders of the Corporation and each director shall hold office until the close of the next annual meeting of shareholders following such director's election. If an election of directors is not held at any annual meeting of shareholders, the directors then in office whose terms would otherwise expire at the close of such annual meeting of shareholders

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      shall continue in office until their successors are elected. Retiring directors are eligible for re-election.

2.4 Vacation of Office. A director ceases to hold office if such director dies, is removed from office by the shareholders, ceases to be qualified for election as a director or, subject to the Canada Business Corporations Act, resigns by a written resignation received by the Corporation. A written resignation of a director becomes effective at the time it is received by the Corporation, or at the time specified in the resignation, whichever is later.

2.5 Removal of Directors. The shareholders may by ordinary resolution at an annual or special meeting of shareholders remove any director or directors from office provided that where the holders of any class or series of shares have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution of the shareholders of that class or series. A vacancy created by the removal of a director may be filled at the meeting of the shareholders at which the director is removed.

2.6 Vacancies. Subject to the Act, a quorum of directors may fill a vacancy among the directors. A director appointed or elected to fill a vacancy holds office for the unexpired term of such director's predecessor.

2.7 Action by Directors. The directors shall manage or supervise the management of the business and affairs of the Corporation. The powers of the directors may be exercised at a meeting (subject to Section 2.8) at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the directors. Where there is a vacancy in the board of directors the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

2.8 Meeting by Telephone. If all the directors of the Corporation present at or participating in the meeting consent, a meeting of directors or of a committee of directors may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and

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      instantaneously, and a director participating in such a meeting by such means is deemed to be present at that meeting.

2.9 Place of Meetings. Meetings of directors or of a committee of directors may be held at any place within or outside of Canada.

2.10 Calling of Meetings. Meetings of the directors shall be held at such time and place as the Chairman or any two directors may determine.

2.11 Notice of Meeting. Notice of the time and place of each meeting of directors shall be given to each director by telephone not less than 48 hours before the time of the meeting or by written notice not less than four days before the day of the meeting and need not specify the purpose of or the business to be transacted at the meeting. Meetings of the directors may be held at any time without notice if all the directors are present or have waived or are deemed to have waived notice.

2.12 First Meeting of New Board. No notice shall be necessary for the first meeting of newly-elected directors held immediately following their election at a meeting of shareholders.

2.13 Adjourned Meeting. Notice of an adjourned meeting of directors is not required if the time and place of the adjourned meeting is announced at the original meeting.

2.14 Regular Meetings. The directors may appoint a day or days in any month or months for regular meetings and shall designate the place and time at which such meetings are to be held. A copy of any resolution, appointment or notice of directors fixing the place and time of regular meetings of the board shall be sent to each director forthwith after being passed, and no other notice shall be required for any such regular meeting.

2.15 Chairman. The Chairman or in the Chairman's absence a director chosen by the directors at the meeting shall be the chairman of any meeting of directors.

2.16 Voting at Meetings. Questions arising at any meeting of directors shall be decided by a majority of votes. In the case of an equality of votes, the chairman of the meeting, in addition to the Chairman's original vote, shall have a second or casting vote.

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2.17  Conflict of Interest. A director or officer who is a party to, or who is a director or officer of or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose in writing or by requesting to have it entered into the minutes of the meeting of the directors or of meetings of committees of the directors, the nature and extent of such director's or officer's interest at the time and in the manner provided by the Act.

2.18 Remuneration and Expenses. The directors shall be paid such remuneration as the directors may from time to time by resolution determine. The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in going to, attending and returning from meetings of directors or committees of directors. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of such director or officer being a director or officer of the Corporation shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

                                  3. COMMITTEES

3.1 Committees of Directors. The directors may appoint from among their number one or more committees of directors and delegate to them any of the powers of the directors except those which under the Act a committee of directors has no authority to exercise.

3.2 Audit Committee. The directors shall appoint from among their number an audit committee composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any affiliate of the Corporation. The audit committee shall review the annual financial statements of the Corporation and shall report thereon to the directors of the Corporation before such financial statements are approved by the directors. The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The

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      auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

3.3 Transaction of Business. Subject to Section 2.8 the powers of a committee appointed by the directors may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all members of the committee entitled to vote on that resolution at a meeting of the committee. Meetings of a committee may be held at any place in or outside Canada.

3.4 Procedure. Unless otherwise determined by the directors each committee shall have power to fix its quorum and to regulate its procedure.

                                   4. OFFICERS

4.1 General. The directors may from time to time appoint a Chairman, a Chief Financial Officer and, a Secretary and such other officers as the directors may determine, including one or more assistants to any of the officers so appointed. The officers so appointed may but need not be members of the board of directors.

4.2 Term of Office. Any officer may be removed by the directors at any time, with or without cause, but such removal shall not affect the rights of such officer under any contract of employment with the Corporation. Otherwise, each officer shall hold office until such officer's successor is appointed.

4.3 The Chairman. The Chairman shall have such power and duties as the directors determine.

4.4 Secretary. The Secretary or any authorized officer shall give, or cause to be given, all notices required to be given to shareholders, directors, auditors and members of committees; shall attend and be secretary of all meetings of shareholders, directors and committees appointed by the directors and shall enter or cause to be entered on books kept for that purpose minutes of all proceedings at such meetings; and shall have such other powers and duties as the directors or the Chairman may determine.

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4.5   Chief Financial Officer. The Chief Financial Officer or any authorized officer shall keep, or cause to be kept, proper books of account and accounting records with respect to all financial and other transactions of the Corporation; shall be responsible for the deposit of money, the safe-keeping of securities and the disbursement of the funds of the Corporation; shall render to the directors when required an account of all of such person's transactions as Chief Financial Officer and of the financial position of the Corporation; and the Chief Financial Officer or such other authorized officer shall have such other powers and duties as the directors or the Chairman may determine.

4.6 Other Officers. The powers and duties of all other officers shall be such as the directors or the Chairman may determine. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the directors or the Chairman otherwise direct.

4.7 Variation of Duties. The directors may, from time to time, vary, add to or limit the powers and duties of any officer.

4.8 Conflict of Interest. An officer shall disclose his or her interest in any material contract or proposed material contract in accordance with Section 2.17.

4.9 Agents and Attorneys. The directors shall have power from time to time to appoint agents or attorneys for the Corporation in or out of Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as the directors may specify.

                 5. PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

5.1 Indemnification of Directors and Officers. The Corporation shall indemnify a director or officer, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer or an individual acting in a similar capacity of another entity and the heirs and legal representatives of such a person to the extent permitted by the Act.

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5.2   Insurance. The Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 5.1 to the extent permitted by the Act.

                           6. MEETINGS OF SHAREHOLDERS

6.1 Annual Meetings. The annual meeting of the shareholders shall be held at the registered office of the Corporation or at such other place, within Canada, at such time in each year as the directors may determine, for the purpose of receiving the reports and statements required to be placed before the shareholders at an annual meeting, electing directors, appointing an auditor or auditors, and for the transaction of such other business as may properly be brought before the meeting.

6.2 Other Meetings. The directors shall have power at any time to call a special meeting of shareholders to be held at such time and at such place, within Canada, as may be determined by the board of directors.

6.3 Notice of Meetings. Notice of the time and place of a meeting of shareholders shall be given within the period prescribed by the Act before the meeting to each holder of shares carrying voting rights at the close of business on the record date for notice, to each director and to the auditor of the Corporation. Notice of a meeting of shareholders at which special business is to be transacted shall state or be accompanied by a statement of the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall include the text of any special resolution or by-law to be submitted to the meeting. All business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the minutes of an earlier meeting, the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, shall be deemed to be special business.

6.4 Record Date for Notice. For the purpose of determining shareholders entitled to receive notice of a meeting of shareholders, the directors may, within the period prescribed by the Act, fix in advance a date as the record date for such determination of shareholders. Where no record date is fixed, the record date for the determination of shareholders

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      entitled to receive notice of a meeting of shareholders shall be at the close of business on the day immediately preceding the day on which the notice is given, or, if no notice is given, shall be the day on which the meeting is held. If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice thereof shall be given within the period prescribed by the Act, by advertisement in a newspaper published or distributed in the place where the Corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded and by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading.

6.5 Persons Entitled to be Present. The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors, the auditor and other persons who are entitled or required under any provision of the Act or the articles or by-laws of the Corporation to attend a meeting of shareholders of the Corporation. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

6.6 Chairman. The Chairman, or in the Chairman's absence a person chosen by the Chairman shall be chairman of meetings of shareholders.

6.7 Scrutineers. At each meeting of shareholders one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

6.8 Quorum. Two persons present in person or by proxy holding at least 15% of the total number of voting shares and each being entitled to vote thereat shall constitute a quorum for the transaction of business at any meeting of shareholders.

6.9 Right to Vote. The Corporation shall prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order and showing the number of shares held by each shareholder, which list shall be prepared,

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(a)   if a record date is fixed as hereinbefore provided, not later than ten days after that date;

(b) if no record date is fixed, at the close of business on the day immediately preceding the day on which the notice is given, or where no notice is given, on the day on which the meeting is held.

A person named in the said list is entitled to vote the shares shown opposite such person's name at the meeting to which the list relates, except to the extent that the person has transferred any of such person's shares and the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares, and demands, not later than ten days before the meeting that such transferee's name be included in the list before the meeting, in which case the transferee is entitled to vote such shares at the meeting.

6.10 Joint Shareholders. Where two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of those persons are present, in person or by proxy, they shall vote as one on the shares jointly held by them.

6.11 Representatives. Where a body corporate or association is a shareholder of the Corporation, the Corporation shall recognize any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent it at meetings of shareholders of the Corporation. An individual so authorized may exercise on behalf of the body corporate or association which such individual represents all the powers such person could exercise if such person were an individual shareholder.

6.12 Executors and Others. An executor, administrator, committee of a mentally incompetent person, guardian or trustee and, where a corporation is such executor, administrator, committee, guardian or trustee of a testator, intestate, mentally incompetent person, ward or cestui que trust, any duly appointed representative of such corporation, upon filing with the secretary of the meeting sufficient proof of such person's appointment, shall represent the shares in such person's hands at all meetings of shareholders of the Corporation and may vote accordingly as a shareholder in the same manner and to the same extent as the shareholder of record. If there is more than one executor, administrator, committee, guardian or trustee, the provisions of this by-law respecting joint shareholders shall apply.

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6.13  Proxyholders. Subject to the provisions of the Act, every shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, as such shareholder's nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy. A proxy shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized and ceases to be valid one year from its date. A proxy shall be in such form as may be prescribed from time to time by the directors or in such other form as the chairman of the meeting may accept and as complies with all applicable laws and regulations.

6.14 Time for Deposit of Proxies. The directors may by resolution fix a time not exceeding forty-eight hours, excluding Saturdays and holidays, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at that meeting must be deposited with the Corporation or an agent thereof, and any period of time so fixed shall be specified in the notice calling the meeting.

6.15 Votes to Govern. Subject to the Act and the articles of the Corporation, at all meetings of shareholders every question shall be decided, either on a show of hands or by ballot, by a majority of the votes cast on the question. In case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

6.16 Show of Hands. Voting at a meeting of shareholders shall be by show of hands except where a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting or where required by the chairman. A ballot may be demanded either before or after any vote by show of hands. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon be required or demanded, an entry in the minutes of a meeting of shareholders to the effect that the chairman declared a motion to be carried is admissible in evidence as prima facie proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the motion. A demand for a ballot may be withdrawn at any time prior to taking of a poll on the ballot.

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6.17  Ballots. If a ballot is demanded or required, the vote upon the question shall be taken in such manner as the chairman of the meeting shall direct and each person present and entitled to vote at the meeting shall, unless the articles of the Corporation otherwise provide, be entitled to one vote for each share in respect of which such person is entitled to vote at the meeting.

6.18 Adjournment. The chairman of any meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the same from time to time and from place to place. If a meeting of shareholders is adjourned for less than thirty days it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty days or more, notice of the adjourned meeting shall be given as for an original meeting. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling such original meeting.

6.19 Resolution in Lieu of Meeting. A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of shareholders except where a written statement in respect thereof has been submitted by a director or where representations in writing are submitted by the auditor of the Corporation, in either case, in accordance with the Act.

                                    7. SHARES

7.1 Issue. Subject to the Act and the articles of the Corporation, shares of the Corporation may be issued at such times and to such persons and for such consideration as the directors may determine, provided that no shares may be issued until it is fully paid as provided in the Act.

7.2 Commissions. The directors may authorize the Corporation to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to

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      purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

7.3 Share Certificate. Every shareholder is entitled at such shareholder's option to a share certificate in respect of the shares held by such shareholder that complies with the Act or to a non-transferable written acknowledgement ("written acknowledgement") of such shareholder's right to obtain a share certificate from the Corporation in respect of the shares of the Corporation held by such shareholder, but the Corporation is not bound to issue more than one share certificate or written acknowledgement in respect of a share or shares held jointly by several persons and delivery of a share certificate or written acknowledgement to one of several joint holders is sufficient delivery to all. Share certificates and written acknowledgements shall be in such form or forms as the directors shall from time to time by resolution determine. The Corporation may charge a fee in accordance with the Act for a share certificate issued in respect of a transfer. Subject to the provisions of the Act and to the requirements of any stock exchange on which shares of the Corporation may be listed, share certificates shall be in such form or forms as the directors shall from time to time approve. Unless otherwise determined by the directors, share certificates shall be signed by the Chairman, or a director or by the Secretary and need not be under the corporate seal and certificates for shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned on behalf of such transfer agent and/or registrar. Share certificates shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent, branch transfer agent or issuing or other authenticating agent of the Corporation and any additional signatures required on share certificates may be printed or otherwise mechanically reproduced thereon. A manual signature is not required on a share certificate representing a fractional share. If a share certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the share certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the share certificate is as valid as if such person were a director or an officer at the date of its issue.

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7.4   Transfer Agents and Registrars. For each class of shares issued by it, the
      Corporation may appoint one or more agents to keep the securities register and the register of transfers and one or more branch registers. Such an agent may be designated as a transfer agent or registrar according to functions and one agent may be designated both transfer agent and registrar. The securities register and the register of transfers shall be kept at the registered office of the Corporation or at such other places in Canada as are designated by the directors, and the branch register or registers of transfers may be kept at such offices of the Corporation or other places, either within or outside Canada, as are designated by the directors.

7.5 Transfer of Shares. Subject to the Act, no transfer of a share shall be registered except upon presentation of the certificate representing such share with an endorsement which complies with the Act, together with such reasonable assurance that the endorsement is genuine and effective as the directors may prescribe, upon payment of all applicable taxes and fees and upon compliance with the articles of the Corporation.

7.6 Non-Recognition of Trust. Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other paymentS in respect of the share, and to exercise all the rights and powers of an owner of the share.

7.7 Replacement of Share Certificates. Where the owner of a share certificate claims that the share certificate has been lost, apparently destroyed or wrongfully taken, the Corporation shall issue or cause to be issued a new certificate in place of the original certificate if the owner (i) so requests before the Corporation has notice that the share certificate has been acquired by a bona fide purchaser; (ii) files with the Corporation, at the request of the Corporation, an indemnity bond sufficient in the Corporation's opinion to protect the Corporation and any transfer agent, registrar or other agent of the Corporation from any loss that it or any of them may suffer by complying with the request to issue a new share certificate; and (iii) satisfies any other reasonable requirements imposed from time to time by the Corporation.

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                             8. DIVIDENDS AND RIGHTS

8.1 Declaration of Dividends. Subject to the Act the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation.

8.2 Cheques. A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the address of such holder in the Corporation's securities register, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their address in the Corporation's securities register. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

8.3 Non-Receipt of Cheques. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

8.4 Record Date for Dividends and Rights. The directors may, within the period prescribed by the Act, fix in advance a date as a record date for the purpose of determining shareholders entitled to receive payment of dividends; entitled to participate in liquidation distribution; or for any other purpose. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend shall be at the close of business on the day immediately preceding the day on which the resolution relating to such dividend is passed by the directors.

8.5 Unclaimed Dividends. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

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                                   9. NOTICES

9.1 General. A notice or document required by the Act, the regulations thereunder, the articles or the by-laws of the Corporation to be sent to a shareholder or director of the Corporation may be sent by prepaid mail addressed to, or may be delivered personally to, the shareholder at such shareholder's latest address as shown in the records of the Corporation or its transfer agent or to the director at such director's latest address as shown in the records of the Corporation or in last notice filed under the Corporations Information Act, whichever is the more current. A notice or document if mailed to a shareholder or director of the Corporation shall be deemed to have been given when deposited in a post office or public letter box. If the Corporation sends a notice or document to a shareholder in accordance with this Section and the notice or document is returned on two consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until the shareholder informs the Corporation in writing of its new address.

9.2 Computation of Time. In computing the time when a notice or document must be given or sent under any provision requiring a specified number of days' notice of any meeting or other event, a "day" shall mean a clear day and the period of days shall be deemed to commence the day following the event that began the period and shall be deemed to terminate at midnight of the last day of the period except that if the last day of the period falls on a Sunday or holiday the period shall terminate at midnight of the day next following that is not a Sunday or holiday.

9.3 Omissions and Errors. The accidental omission to give any notice or send any document to any shareholder, director or other person or the non-receipt of any notice or document by any shareholder, director or other person or any error in any notice or document not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded on such notice or document.

9.4 Notice to Joint Shareholders. All notice or documents with respect to any shares registered in more than one name may, if more than one address appears on the securities register of the Corporation in respect of such joint holding, be given to such joint shareholders at the first address so appearing, and all notices so given or documents so sent shall be sufficient notice to all the holders of such shares.

9.5 Proof of Service. A certificate of the Secretary or other duly authorized officer of the Corporation, or of any agent of the Corporation, as to facts in relation to the mailing or delivery or sending of any notice or document to any shareholder or director of the Corporation or to any other person or publication of any such notice or document, shall be conclusive evidence thereof and shall be binding on every shareholder or director or other person as the case may be.

9.6 Signature on Notice. The signature on any notice or document given by the Corporation may be printed or otherwise mechanically reproduced thereon or partly printed or otherwise mechanically reproduced thereon.

9.7 Waiver of Notice. Notice may be waived or the time for the sending of a notice or document may be waived or abridged at any time with the consent in writing of the person entitled thereto. Attendance of any director at a meeting of the directors or of any shareholder at a meeting of shareholders is a waiver of notice of such meeting, except where such person attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

                         10. BUSINESS OF THE CORPORATION

10.1 Voting Shares and Securities in Other Corporations. All of the shares or other securities carrying voting rights of any other body corporate or bodies corporate held from time to time by the Corporation may be voted at any and all meetings of holders of such securities of such other body corporate or bodies corporate in such manner and by such person or persons as the directors of the Corporation shall from time to time determine or failing such determination the proper signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation instruments of proxy and arrange for the issue of voting certificates and other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

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                                     - 17 -

10.2 Bank Accounts, Cheques, Drafts and Notes. The Corporation's bank accounts shall be kept in such chartered bank or banks, trust company or trust companies or other firm or corporation carrying on a banking business as the directors may by resolution from time to time determine. Cheques on bank accounts, drafts drawn or accepted by the Corporation, promissory notes given by it, acceptances, bills of exchange, orders for the payment of money and other instruments of a like nature may be made, signed, drawn, accepted or endorsed, as the case may be, by such officer or officers, person or persons as the directors may by resolution from time to time name for that purpose. Cheques, promissory notes, bills of exchange, orders for the payment of money and other negotiable paper may be endorsed for deposit to the credit of any one of the Corporation's bank accounts by such officer or officers, person or persons, as the directors may by resolution from time to time name for that purpose, or they may be endorsed for such deposit by means of a stamp bearing the Corporation's name.

10.3 Execution of Instruments. Any one officer or director of the Corporation shall have authority to sign in the name and on behalf of the Corporation all instruments in writing and any instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board of directors shall have power from time to time by resolution to appoint any other officer or officers or any person or persons on behalf of the Corporation either to sign instruments in writing generally or to sign specific instruments in writing. Any signing officer may affix the corporate seal to any instrument requiring the same. The term "instruments in writing" as used herein shall, without limiting the generality thereof, include contracts, documents, powers of attorney, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property (real or personal, immovable or movable), agreements, tenders, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, stocks, bonds, debentures or other securities, instruments of proxy and all paper writing.

10.4 Fiscal Year. Until changed by resolution of the directors the fiscal year of the Corporation shall terminate on the 31st day of December in each year. The financial year end of the Corporation shall terminate on such day in each year as the board of directors may from time to time by resolution determine.

                             11. CONSTRAINED SHARES

11.1  Notwithstanding any other provision contained herein, Section 11.2 to
      Section 11.13 are subject to the right of the Corporation to sell Constrained Shares pursuant to Section 11.14 hereof.

11.2 Before the Corporation concludes that any Constrained Shares are owned contrary to the constraints (the "Constraints") set forth in the Articles of Incorporation of the Corporation (the "Articles"), the Corporation shall send by courier or registered mail a written notice (the "Constraint Notice") prepared in accordance with Section 11.5 to the Person shown in the securities register of the Corporation as the holder of such Constrained Shares (the "Shareholder"). Where a Constraint Notice has been sent, the Corporation shall be under no obligation to send a follow-up or confirmatory notice, on account of the passage of time or otherwise, except as set out herein.

11.3 For the purposes of Section 8 of the Articles, in determining whether any Constrained Shares may be owned contrary to the Constraints, the Corporation shall:

(a) ascertain whether or not the Corporation has received a reply to a request for information referred to in Section 12 of these By-laws respecting such Constrained Shares and, consider the reply, if any, thereto; and

(b) if there has been no response (either before or after any of the 30-day time period referred to in Section 12.2), examine and consider such other records of the Corporation and information as the Corporation considers appropriate in determining whether such Constrained Shares may be owned contrary to the Constraint.

11.4 Where the Corporation has at any time sent a Constraint Notice to a Shareholder, the Corporation has determined that the Constrained Shares in respect of which the Constraint Notice was sent may be owned contrary to the Constraints and the Corporation intends to sell all or some of such Constrained Shares pursuant to the Articles, the

      Corporation shall send to the Shareholder by courier or registered mail a further written notice (the "Second Constraint Notice") in accordance with
      Section 11.6 respecting the Constrained Shares that the Corporation intends to sell.

11.5 The Constraint Notice shall contain such of the following information as the Corporation reasonably considers appropriate:

(a) the name and address of the Shareholder based on the information available to the Corporation;

(b) a statement identifying the certificate representing the Constrained Shares held by the Shareholder by certificate number or otherwise;

(c) a statement indicating that all or some of such Constrained Shares may be sold by the Corporation pursuant to the Articles if such Constrained Shares are owned, or the Corporation determines in accordance with Section
      11.3 that such Constrained Shares may be owned, contrary to the Constraint;

(d) a statement indicating that the Corporation may conclude that all or some of such Constrained Shares are or may be owned contrary to the Constraints;

(e) a statement indicating that, unless the Corporation in its sole discretion considers it necessary or desirable, no Constrained Share in respect of which the notice is sent will be sold pursuant to the Articles unless not less than five business days have elapsed from the day on which the Second Constraint Notice is sent to the Shareholder;

(f) a statement indicating that such Constrained Shares may be sold on any stock exchange where shares of the Corporation are listed and posted for trading or in such other manner as the Corporation determines to be appropriate;

(g) a statement indicating that, if not all the Shareholder's Constrained Shares represented by a certificate are sold pursuant to the Articles, a certificate representing the Constrained Shares that are not sold will be issued upon surrender for cancellation of the certificate representing the Constrained Shares sold; and

(h) a statement indicating that, forthwith upon the sale of any Constrained Shares pursuant to the Articles, the Corporation will:

      (i) register the transfer or a notice of the sale of such Constrained Shares or cause the transfer or a notice of the sale of such Constrained Shares to be registered in the securities register of the Corporation; and

      (ii)  send the Post Sale Notice (as defined below) to the Shareholder.

      For greater certainty, neither the failure of the Constraint Notice to contain any of the information described in this Section nor the inclusion of any other information or text in such Constraint Notice nor any other deficiency shall in any way or circumstance invalidate such Constraint Notice.

11.6 The Second Constraint Notice shall contain such of the following information as the Corporation reasonably considers appropriate:

(a)   all of the information referred to in Section 11.5(a), (c) and (h);

(b) a statement indicating that the Corporation has concluded that the Constrained Shares held by the Shareholder are or may be owned contrary to the Constraints;

(c) a statement indicating that the Corporation intends to sell some or all of such Constrained Shares pursuant to the Articles;

(d) a statement indicating that if before the sale the Corporation changes its conclusion that such Constrained Shares are or may be owned contrary to the Constraints, the Corporation will send a notice by courier or registered mail to the Shareholder;

(e) a statement advising that, unless the Shareholder receives a notice referred to in the immediately preceding paragraph, such Shareholder and all other interested Persons should not assume that:

      (i) the Corporation has changed its conclusion that such Constrained Shares are owned contrary to the Constraints; or

      (ii)  the Corporation no longer intends to sell such Constrained Shares;

(f) a statement indicating that, unless the Corporation in its sole discretion considers it necessary or desirable, no Constrained Share in respect of which the Second Constraint

      Notice is sent will be sold pursuant to the Articles if a transfer of such share is registered in the securities register of the Corporation after the Second Constraint Notice was sent unless the Corporation again complies with the requirements set out in this Part respecting the sale of such Constrained Share; and

(g) a statement indicating that, unless the Corporation in its sole discretion considers it necessary or desirable, no Constrained Share in respect of which the Second Constraint Notice is sent will be sold pursuant to the Articles unless not less than 5 business days have elapsed from the day on which the Second Constraint Notice was sent to the Shareholder.

            For greater certainty, neither the failure of the Second Constraint Notice to contain any of the information described in this Section nor the inclusion of any other information or text in such Notice nor any other deficiency shall in any way or circumstance invalidate such Second Constraint Notice.

11.7 The Constraint Notice shall be accompanied by a request (the "Request") for such information, including a request for the completion of such forms, as would indicate whether the Constrained Shares held by the Shareholder are owned contrary to the Constraints.

11.8 The Second Constraint Notice shall also be accompanied by the Request unless the Corporation has received the requested information before the Second Constraint Notice is sent.

11.9  Where the Corporation has:

(a)   sent a Second Constraint Notice to a Shareholder; and

(b) not sold a Constrained Share in respect of which the notice was sent, and the Corporation changes its conclusion that such Constrained Share is or may be owned contrary to the Constraints, the Corporation shall forthwith send by registered mail or courier to a Shareholder a notice of such change of conclusion.

11.10 Unless the Corporation reasonably determines in its sole discretion that it is necessary or desirable, no Constrained Share shall be sold by the Corporation unless:

(a) the Corporation has sent the Constraint Notice and the Second Constraint Notice to the applicable Shareholder;

(b) not less than 10 business days have elapsed from the day on which the Constraint Notice was sent to the Shareholder;

(c) not less than 5 business days have elapsed from the day on which the Second Constraint Notice was sent to the Shareholder; and

(d) the Corporation has concluded that the Constrained Share is or may be owned contrary to the Constraints and, at the time of sale, the Corporation has not changed its conclusion;

provided that the failure of the Corporation to comply with this Section shall not invalidate any sale of Constrained Shares.

11.11 Unless the Corporation considers it necessary or desirable, no Constrained Share in respect of which a Second Constraint Notice is sent shall be sold by the Corporation if a transfer of such Constrained Share is registered in the securities register of the Corporation after the Second Constraint Notice was sent unless the Corporation again complies with the requirements set out in this Part respecting the sale of such Constrained Share.

11.12 Forthwith upon a sale of Constrained Shares by the Corporation the Corporation shall:

(a) register the transfer or a notice of the sale of such Constrained Shares or cause the transfer or a notice of the sale of such Constrained Shares to be registered in the securities register of the Corporation; and

(b) send a notice (the "Post Sale Notice") of such sale to the Shareholder at the time of the sale.

(c) The Post Sale Notice shall include such of the following information as the Corporation reasonably considers appropriate:

      (i)   the number of Constrained Shares sold;

      (ii) identification of the certificate representing the Constrained Shares sold, by certificate number or otherwise;

      (iii) the date and manner of sale;

      (iv) the manner in which the person entitled to receive the net proceeds of the sale may obtain such proceeds;

      (v) a statement that the Corporation concluded that the Constrained Shares were or may have been owned contrary to the Constraints; and

      (vi) a statement, if not all of the Constrained Shares of the Shareholder represented by a certificate were sold, that not all of such Constrained Shares were sold and that a certificate representing the Constrained Shares that were not sold will be issued upon surrender for cancellation of the certificate representing the Constrained Shares sold.

11.13 The net proceeds of a sale of Constrained Shares by the Corporation shall be deposited in an interest bearing account with a Schedule I Canadian chartered bank.

11.14 Notwithstanding any of the foregoing, if the Corporation in its sole discretion determines that the time periods involved in the process referred to above could be expected to jeapordize its status as a "mutual fund corporation" for the purposes of the Income Tax Act (Canada), then the Corporation shall be entitled to sell, pursuant to the Articles, any Constrained Shares which the Corporation believes are owned contrary to the Constraints in respect of which a Constraint Notice or any other form of notice has been sent to the Shareholder not less than 5 days prior to such sale. Following the completion of such emergency sale the Corporation shall comply with Sections 11.12 and 11.13.

11.15 For the purposes of this Section 11, capitalized terms used herein shall, unless otherwise indicated, have the meanings set out in the Articles.

                       12. DETERMINATION OF SHAREHOLDERS

12.1 Determination of Ownership. The Corporation may, subject to the Act and the Regulations enacted thereunder (the "Regulations"), from time to time, require that any person in whose name shares of the Corporation are registered or any person seeking to have a transfer of a share of the Corporation registered in that person's name or to have a share of the Corporation issued to such person, furnish a statutory declaration under the Canada Evidence Act to the Corporation declaring whether:

(a) the shareholder is the beneficial owner of the shares of the Corporation or holds them for a beneficial owner;

(b)   the shareholder is an associate of any other shareholder; and

(c) the shareholder and beneficial owner of the shares is a Canadian Resident (as defined in the Articles of Incorporation of the Corporation); and

(d) declaring any further facts that the board of directors of the Corporation considers relevant.

12.2 Where a shareholder of the Corporation is required to furnish a declaration pursuant to Section 12.1 or reply to a notice delivered in accordance with the requirements set out in the Act or the Regulations relating to whether that shareholder is a member of a Constrained Class, and such shareholder does not reply within thirty days after delivery of such request or notice, then the board of directors of the Corporation shall be entitled to assume that such shareholder is a member of a Constrained Class.

                               13. INTERPRETATION

13.1 In this by-law, wherever the context requires or permits, the singular shall include the plural and the plural the singular; the word "person" shall include firms and corporations, and masculine gender shall include the feminine and neuter genders. Wherever reference is made to any determination or other action by the directors such shall mean determination or other action by or pursuant to a resolution passed at a meeting of the directors, or by or pursuant to a resolution consented to by all the directors as evidenced by their signatures thereto. Wherever reference is made to "the Canada Business Corporations Act" or the "Act", it shall mean the Canada Business Corporations Act, and every other act or statute incorporated therewith or amending the same, or any act or statute substituted therefor. Unless the context otherwise requires, all words used in this by-law shall have the meanings given to such words in the Act.

PASSED by the directors of the Corporation on January 29, 2002.

CONFIRMED by the shareholder of the Corporation on March 11, 2002.

CONFIRMED by the directors of the Corporation on January 1, 2004.

CONFIRMED by the shareholders of the Corporation on June 1, 2004.